Meeder Funds
Fee Waiver Agreement

This Fee Waiver Agreement (“Agreement”) is made on this 21st day of September, 2017 by and between Meeder Funds (“Trust”), a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and Meeder Asset Management, Inc. (“Adviser”), a corporation organized and existing under the laws of the State of Ohio.

WHEREAS, the Adviser and the Trust, on behalf of the Funds, are parties to an investment advisory agreement (“Advisory Agreement”) pursuant to which the Adviser provides investment advisory services to each of the Funds; and

WHEREAS, the Trust and the Adviser have entered into this Agreement in order to affect the waiver of fees otherwise due for each Fund on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1. Contractual Fee Waiver. During the Term set forth herein, the Adviser shall waive a portion of its Advisory Fee with respect to each Fund as set forth in Schedule A, attached hereto. All prior waiver agreements for any of the Funds identified therein are hereby terminated.

2. Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from either voluntarily waiving Advisory Fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Funds set forth in Schedule A, as the Adviser, in its discretion, deems reasonable or appropriate.

3. Term. The term of the Fee Waiver with respect to the Quantex Fund shall begin immediately and the term of the Fee Waiver for the other Funds shall begin on November 20, 2017. The Fee Waiver for all Funds shall continue through November 20, 2018 unless the Fee Waiver is earlier terminated upon a writing duly executed by the Adviser and the Trust. The Term of the Fee Waiver with respect to a Fund may be continued from year to year thereafter provided that each such continuance is specifically approved by the Adviser and the Trust, including a majority of the Trust’s disinterested Trustees.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers.

Meeder Funds	Meeder Asset Management

Robert S. Meeder, Jr.	Adam Ness
BY: (PRINTED)	BY: (PRINTED)

President	Chief Financial Officer
TITLE	TITLE

/s/ Robert S. Meeder, Jr.	/s/ Adam Ness
SIGNATURE	SIGNATURE

November 1, 2017	October 18, 2017
DATE	DATE

SCHEDULE A
FEE WAIVER

For the period set forth in the Fee Waiver Agreement, the Adviser shall reduce the advisory fees due for management of the following Funds under the Advisory Agreement to the rates set forth below:

	First $50 million	Next $50 million	Next $100 Million	Over $200 million
Quantex	0.75%	0.75%	0.60%	0.60%
Conservative Allocation	0.50%	0.50%	0.50%	0.50%
Dynamic Allocation	0.65%	0.65%	0.65%	0.60%
Moderate Allocation	0.60%	0.60%	0.60%	0.60%
Total Return Bond	0.29%	0.29%	0.20%	0.20%

Schedule A